ARTICLES OF INCORPORATION

                                       OF

                           Interstate Gold & Gas, Inc.

     The undersigned, a natural person being more than eighteen years of age, acting as incorporator of a corporation pursuant to the provisions of the General Corporation Laws of the State of Nevada, does hereby adopt the following Articles of Incorporation for such corporation:

                                    Article I
                                      Name

The name of the corporation is Interstate Gold & Gas, Inc.

                                   Article II
                                    Duration

The duration of the corporation is perpetual.

                                   Article III
                                    Purposes

The purposes for which this corporation is organized are:

Section 1. To engage in any lawful business or activity which may be conducted under the laws of the State of Nevada or any other state or nation wherein this corporation shall be authorized to transact business.

Section 2. To purchase or otherwise acquire, own, mortgage, sell, manufacture, assign and transfer or otherwise dispose of, invest, trade, deal in and with real and personal property of every kind, class and description.

Section 3. To issue promissory notes, bonds, debentures, and other evidences of indebtedness in the furtherance of any of the stated purposes of the corporation.

Section 4. To enter into or execute contracts of any kind and character, sealed or unsealed, with individuals, firms, associations, corporations (private, public or municipal), political subdivisions of the United States or with the Government of the United States.

Section 5. To acquire and develop any interest in patents, trademarks and copyrights connected with the business of the corporation.

Section 6. To borrow money without limitation, and give a lien on any of its property as security for any borrowing.

Section 7. To acquire by purchase, exchange, or otherwise, all, or any part of, or any interest in, the properties, assets, business, and goodwill of any one or more persons, firms, associations, or corporations either within or out of the State of Nevada heretofore, or hereafter engaged in any


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business for which a corporation may now or hereafter organized under the laws of the State of Nevada; pay for the same in cash, property or the corporation's own or other securities; hold, operate, reorganize, liquidate, sell or in any manner dispose of the whole or any part thereof; and in connection therewith, assume or guaranty performance of any liabilities, obligations or contracts of such persons, firms, associations or corporations, and to conduct the whole or any part of any business thus acquired.

Section 8. To purchase, receive, take, acquire, or otherwise acquire, own, and hold, sell, lend, exchange, reissue, transfer, or otherwise dispose of, pledge, use, cancel, and otherwise deal in and with the corporation's shares and its other securities from time to time to the extent, in the manner and upon terms determined by the Board of Directors; provided that the corporation shall not use its funds or property for the purchase of its own shares of capital stock when its capital is impaired or when the purchase would cause any impairment of the corporation's capital, except to the extent permitted by law.

Section 9. To reorganize, as an incorporator, or cause to be organized under the laws of any state of the united States of America, or any commonwealth, territory, agency, or instrumentality of the United States of America, or of any foreign country , a corporation, or corporations, for the purpose of conducting and promoting any business or purpose for which corporations may be organized, and to dissolve, wind up, liquidate, merge or consolidate any such corporation or corporations or to cause the same to be dissolved, wound up, liquidated, merged, or consolidated.

Section 10. To do each and every thing necessary, suitable, or proper for the accomplishment of any of the purposes or the attainment of any of the objects herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of the corporation.

                                   Article IV
                                 Capitalization

Section 1. The authorized capital of the corporation shall consist of the following stock:

     Fifty million common shares, par value $.001 per share. Each common share shall have equal rights as to voting and in the event of dissolution and liquidation. There shall be no cumulative voting by shareholders.

Section 2. The shareholders shall have no preemptive rights to acquire any shares of this corporation.

Section 3. The common and preferred stock of the corporation, after the amount of the subscription price has been paid in, shall not be subject to assessment to pay the debts of the corporation.


                                    Article V
                                Principal Office

The address of the registered office of the corporation is 7101 Smoke Ranch #1054, Las Vegas, Nevada, 89128 and the registered agent at that address is Sherry A. McEvoy. The corporation may maintain such other offices, either within or out of the State of Nevada, as the Board of


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Directors may from time to time determine or the business of the corporation may require.

                                   Article VI
                                    Directors

The corporation shall be governed by a Board of Directors. There shall be one
(1) or more Directors as to serve from time to time as elected by the shareholders, or by the Board of Directors in the case of a vacancy. The original Board of Directors shall be comprised of one (1) person and the name and address of the person who is to serve as director until the first annual meeting of the shareholders and until successors are elected is:

                               Nathan W. Drage
                               3340 Topaz St, Suite 210
                               Las Vegas, NV 89121


                                   Article VII
                                 Indemnification

As the Board of Directors may from time to time provide in the By-laws or by resolution, the corporation may indemnify its officers, directors, agents, and other persons to the full extent provided by the laws of the State of Nevada.

                                  Article VIII
                                  Incorporator

The name and address of the incorporator is:

                               Nathan W. Drage
                               3340 Topaz St, Suite 210
                               Las Vegas, NV 89121



Dated this _________________ day of March, 1998


                                                     /s/ Nathan W. Drage
                                                     -------------------
                                                         Nathan W. Drage

Filed on March 31, 1998, in the Office of the Secretary of State of the State of Nevada.


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                               NOTARY CERTIFICATE

State of Nevada       )
                      )ss.
County of Clark       )

     On the 30th day of March, 1998, personally appeared before me, a Notary Public, who acknowledged that Nathan W. Drage executed the foregoing Articles of Incorporation of Intrastate Gold & Gas, Inc.

                                                         /s/ Sherry A. McEvoy
                                                         --------------------
                                                             Notary Public
                                                             Sherry A. McEvoy

My Commission Expires: Nov. 1, 2001
Residing in: Clark County, Nevada